November 1, 2024

Yefang Zhang
Chief Executive Officer
Farmmi, Inc.
Fl 1, Building No. 1, 888 Tianning Street, Liandu District
Lishui, Zhejiang Province
People   s Republic of China, 323000

        Re: Farmmi, Inc.
            Registration Statement on Form F-3
            Filed October 29, 2024
            File No. 333-282875
Dear Yefang Zhang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing